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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

HIGHLIGHTS

•	In 1Q18, Embraer delivered 14 commercial and 11 executive (8 light and 3 large) jets, which was down from the 18 commercial and 15 executive (11 light and 4 large) jets in 1Q17;

•	The Company’s firm order backlog at the end of 1Q18, which now includes contracts of the newly created Services & Support segment, was US$ 19.5 billion;

•	Reported EBIT and EBITDA[1] in 1Q18 were US$ 26.4 million and US$ 89.5 million, respectively, yielding margins of 2.7% and 9.0%. There were no special items booked in 1Q18 results;

•

1Q18 Net loss attributable to Embraer shareholders and Loss per ADS were US$ (12.3) million and US$ (0.07), respectively. Adjusted Net loss (excluding the impact of FX-related non-cash deferred income tax and social contribution) for 1Q18 was US$ (24.6) million, with Adjusted Loss per ADS of US$ (0.13);

•	The Company finished 1Q18 with a total cash position of US$ 3,428.4 million, and a total debt position of US$ 4,187.0 million, yielding net debt at the end of the period of US$ 758.6 million;

•

In February, only 56 months after program launch, Embraer received certification for the E190-E2 from ANAC, the FAA and EASA. It is the first time that an aircraft program with the level of complexity of the E2 has received a type certificate from three major certification authorities simultaneously;

•	The Company reaffirms all aspects of its 2018 financial and aircraft deliveries guidance;

•	Please note that prior period results have been restated for the adoption of IFRS 15 (Revenue from Contracts with Customers) and IFRS 9 (Financial Instruments), with minor adjustments.

Main financial indicators2

in millions of U.S dollars, except % and earnings per share data
IFRS	(1)	(1)	(1)
	1Q17 *	4Q17 *	1Q18
Revenue	1,042.4	1,729.0	992.0
EBIT	40.6	60.5	26.4
EBIT Margin %	3.9%	3.5%	2.7%
Adjusted EBIT	48.2	115.0	26.4
Adjusted EBIT Margin %	4.6%	6.7%	2.7%
EBITDA	113.0	148.1	89.5
EBITDA Margin %	10.8%	8.6%	9.0%
Adjusted EBITDA	120.6	202.6	89.5
Adjusted EBITDA Margin %	11.6%	11.7%	9.0%
Adjusted Net Income (Loss) [2]	40.4	56.0	(24.6)
Adjusted earnings per share - ADS basic	0.2196	0.3053	(0.1342)
Net income (loss) attributable to Embraer Shareholders	53.2	41.2	(12.3)
Earnings (losses) per share - ADS basic (US$)	0.2893	0.2245	(0.0671)
Adjusted Free Cash Flow	(199.2)	406.7	(430.9)
Net debt	(805.8)	(310.8)	(758.6)
(1) Derived from unaudited financial information.
* Restated

1 EBIT and EBITDA are non-GAAP measures. For more detailed information please refer to page 12.

2 Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution, which was US$ 17.8 million in 1Q17, US$ 12.3 million in 1Q18 and US$ 22.2 million in 4Q17. Adjusted Net Income (loss) also excludes the net after-tax special items of US$ (5.0) million in 1Q17 and US$ (37.0) million in 4Q17.

1

São Paulo, Brazil, April 27, 2018 - (B3: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended March 31, 2018 (1Q18), December 31, 2017 (4Q17) and March 31, 2017 (1Q17), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

Please note that prior period results have been restated for the adoption of IFRS 15 (Revenue from Contracts with Customers) and IFRS 9 (Financial Instruments). Quarterly results for 2017 restated for these accounting changes are available on page 10. In addition, IFRIC 22 (Foreign Currency Transactions and Advance Consideration) has been adopted as of January 1, 2018. Prior period results are not restated for IFRIC 22.

REVENUES and gross margin

In 1Q18, Embraer delivered 14 commercial and 11 executive aircraft (8 light jets and 3 large jets), for a total of 25 jets delivered during the quarter. This compares to 1Q17 deliveries of 18 commercial jets and 15 executive jets (11 light and 4 large). The Company’s first quarter deliveries are generally the lowest in terms of seasonality, and Embraer remains confident in its 2018 guidance for 85 to 95 total commercial jet deliveries and 105 to 125 total executive jet deliveries (70-80 light jets and 35-45 large jets). The Company expects deliveries for both the Commercial Aviation and Executive Jets segments to improve in 2Q18. Revenues in the quarter were US$ 992.0 million, representing a year-over-year decline of 4.8% compared to 1Q17, largely as a result of the lower commercial and executive aircraft deliveries in the period, partially offset by revenue growth in the Defense & Security (up 62.9% year-over-year) and Services & Support (up 4.0% year-over-year) segments.

Consolidated gross margin improved from 16.7% in 1Q17 to 18.3% in 1Q18, driven by year-over-year improvement in the Commercial Aviation, Executive Jets, and Defense & Security segments.

EBIT AND ADJUSTED EBIT

EBIT and EBIT margin as reported in 1Q18 were US$ 26.4 million and 2.7%, respectively. This compares to EBIT of US$ 40.6 million and EBIT margin of 3.9% in 1Q17. The decline in EBIT and EBIT margin as reported are principally due to the lower delivery volumes and consolidated revenues in 1Q18, which impacted the Company’s fixed cost dilution as compared to 1Q17. The Company’s 1Q18 reported EBIT results do not include any special items.

In 1Q17, the results included US$ 7.6 million related to provisions for Embraer’s voluntary dismissal program. Excluding this amount, 1Q17 adjusted EBIT and adjusted EBIT margin were US$ 48.2 million and 4.6%, respectively.

Administrative expenses in 1Q18 totaled US$ 44.3 million, representing a slight increase from the US$ 42.6 million reported in 1Q17. Selling expenses declined from US$ 72.9 million in 1Q17 to US$ 71.3 million in 1Q18, due principally to cost efficiencies achieved in the Services & Support segment. Research expense in 1Q18 was US$ 9.8 million versus US$ 8.2 million reported in 1Q17. Other operating income (expense) in 1Q18 was an expense of US$ 29.7 million, compared to expense of US$ 9.3 million in 1Q17. Excluding the aforementioned provisions related to the Company’s voluntary dismissal program, adjusted other operating income (expense) in 1Q17 was an expense of US$ 1.7 million. The principal factors leading to an increase in other operating expense in 1Q18 as compared to 1Q17 was an expected higher impairment on the Company’s portfolio of used commercial jets combined with lower revenues from order cancellations in the current period.

2

net income

Net income (loss) attributable to Embraer shareholders and Earnings (Loss) per ADS for 1Q18 were US$ (12.3) million and US$ (0.07) per share, respectively, compared to US$ 53.2 million in net income (loss) attributable to Embraer shareholders and US$ 0.29 per share in Earnings (Loss) per ADS in 1Q17. Adjusted net income (loss), excluding deferred income tax and social contribution and the total after-tax impacts of any special items booked in the period, was US$ (24.6) million in 1Q18, and Adjusted earnings (loss) per ADS was US$ (0.13). This compares to Adjusted net income (loss) of US$ 40.4 million and Adjusted earnings (loss) per ADS of US$ 0.22 in 1Q17.

monetary balance sheet accounts and other measures

The Company ended 1Q18 with a net debt position of US$ 758.6 million, compared to the net debt position of US$ 310.8 million at the end of 2017, primarily due to negative free cash flow during the quarter. However, the net debt position at the end of 1Q18 was an improvement from the US$ 805.8 million in net debt at the end of 1Q17. Embraer’s total loans position at the end of the quarter was US$ 4,187.0 million, which was a slight decrease from the total loans position of US$ 4,198.5 million at the end of 2017.

		in millions of U.S.dollars
FINANCIAL POSITION DATA	(2)	(1)	(1)
	2017	1Q17 **	1Q18
Cash and cash equivalents	1,270.8	1,030.9	1,287.5
Financial investments	2,616.9	2,451.1	2,140.9
Total cash position	3,887.7	3,482.0	3,428.4
Loans short-term	388.9	322.9	438.0
Loans long-term	3,809.6	3,964.9	3,749.0
Total loans position	4,198.5	4,287.8	4,187.0
Net debt*	(310.8)	(805.8)	(758.6)
* Net debt = Cash and cash equivalents + Financial investments short-term and long term - Loans short-term and long-term
(1) Derived from unaudited financial information.
(2)Derived from audited financial information.
** Restated

Adjusted net cash used in operating activities net of adjustments for financial investments was US$ (311.0) million in 1Q18 and adjusted free cash flow for the quarter was US$ (430.9) million. This compares to adjusted net cash used in operating activities net of financial investments of US$ (47.6) million and adjusted free cash flow of US$ (199.2) million in 1Q17. The principal factors explaining higher free cash flow usage in 1Q18 include additional investment in working capital (particularly higher inventories) and a net loss reported in 1Q18 as compared to net income generated in 1Q17.

				in millions of U.S.dollars
IFRS	1Q17 *	2Q17 *	3Q17 *	4Q17 *	1Q18
Net cash generated (used) by operating activities (1)	(64.8)	361.4	115.5	589.9	(311.0)
Adjustment for non-recurring cash impacts	17.2	36.1	20.4	18.2	-
Adj. Net cash generated (used) by operating activities	(47.6)	397.5	135.9	608.1	(311.0)

Net additions to property, plant and equipment	(34.5)	(60.5)	(47.3)	(76.3)	(39.7)
Additions to intangible assets	(117.1)	(117.2)	(111.1)	(125.1)	(80.2)
Adjusted Free Cash Flow	(199.2)	219.8	(22.5)	406.7	(430.9)
(1) Net of financial investments: 1Q17 (503.6), 2Q17 96.2, 3Q17 30.8, 4Q17 132.0 and 1Q18 629.5
* Restated

3

Net additions to total PP&E were US$ 39.7 million in 1Q18, versus US$ 34.5 million in net additions reported in 1Q17. Of the total 1Q18 additions to PP&E, CAPEX amounted to US$ 22.8 million, additions of aircraft available for or under lease was US$ 6.0 million, and additions of pool program spare parts was US$ 10.9 million. CAPEX spending should ramp as the year progresses, and Embraer maintains its outlook for 2018 CAPEX of US$ 200 million.

In 1Q18, Embraer invested a total of US$ 80.2 million in product development, principally related to the development of the E-Jets E2 commercial jet program, which continues to progress according to schedule. Development expenditures net of contributions from suppliers in 1Q18 were US$ 13.2 million. The Company also expects development spending to increase in the remaining quarters of the year and reiterates its outlook for US$ 300 million of development expenditures net of supplier contributions.

				in millions of U.S.dollars
	1Q17	2Q17	3Q17	4Q17	1Q18
CAPEX	35.4	45.5	30.1	68.7	22.8
Contracted CAPEX (Included in CAPEX)	2.4	0.5	0.8	0.4	-
Additions of aircraft available for or under lease	4.8	4.8	4.8	-	6.0
Additions of Pool programs spare parts	12.3	11.4	12.1	7.8	10.9
PP&E	52.5	61.7	47.0	76.5	39.7
Proceeds from sale of PP&E	(18.0)	(1.2)	0.3	(0.2)	-
Net Additions to PP&E	34.5	60.5	47.3	76.3	39.7

				in millions of U.S.dollars
	1Q17	2Q17	3Q17	4Q17	1Q18
Additions to intangible	117.1	117.2	111.1	125.1	80.2
Contributions from suppliers	(86.0)	-	-	-	(67.0)
Development (Net of contributions from suppliers)	31.1	117.2	111.1	125.1	13.2
Research	8.2	9.3	14.2	17.5	9.8
R&D	39.3	126.5	125.3	142.6	23.0

The Company’s total debt decreased US$ 11.5 million to US$ 4,187.0 million at the end of 1Q18 compared to US$ 4,198.5 million at the end of 2017. Short-term debt at the end of 1Q18 was US$ 438.0 million and long-term debt was US$ 3,749.0 million. The average loan maturity of the Company’s debt at the end of 1Q18 was 5.7 years. The cost of Dollar denominated loans at the end of 1Q18 rose slightly to 5.22% p.a. compared to 5.18% p.a. at the end of 2017. The cost of Real denominated loans fell to 3.40% p.a. at the end of 1Q18 vs. 3.72% at the end of 2017.

Embraer’s EBITDA over the last 12 months (EBITDA LTM) to financial expenses (gross) for 1Q18 declined to 2.67 relative to 2017’s value of 2.78. At the end of 1Q18, 14% of total debt was denominated in Reais.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar denominated assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 1Q18, 79% was denominated in US Dollars.

4

Complementing its strategy to mitigate exchange rate risks, the Company entered into certain financial hedges in order to reduce its cash flow exposure.

The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reais while approximately 20% of total costs are denominated in Reais. Having more Real denominated costs than revenues generates this cash flow exposure. For 2018, around 45% of the Company’s Real cash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 3.32. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 3.75.

operational balance sheet accounts

		in millions of U.S.dollars
SELECT BALANCE SHEET DATA	(1)	(1)	(1)
	2017 *	1Q17 *	1Q18
Trade accounts receivable	764.2	738.2	898.4
Customer and commercial financing	16.4	37.2	15.9
Inventories	2,148.7	2,658.2	2,480.4
Property, plant and equipment	2,104.9	2,183.7	2,075.2
Intangible	1,882.4	1,678.2	1,877.9
Trade accounts payable	824.7	894.8	893.5
Advances from customers	948.7	880.9	944.8
Total shareholders' equity	4,192.6	4,020.2	4,183.9
(1) Derived from unaudited financial information.
* Restated

As mentioned above, one of the major contributing factors to the higher free cash flow usage in 1Q18 as compared to 1Q17 was a higher level of working capital investment in the current period. Trade accounts receivable increased US$ 134.2 million to end the quarter at US$ 898.4 million, largely reflecting extended payment cycles from certain customers, particularly in the Defense & Security segment. In addition, a US$ 331.7 million increase in inventories from the end of 2017, to finish 1Q18 at US$ 2,480.4 million, resulted in a use of cash during the quarter. The build in inventories during 1Q18 follows normal seasonal patterns as the expected pace of deliveries should increase as the year progresses. These impacts were partially offset by an increase in trade accounts payable from US$ 824.7 million at the end of 2017 to US$ 893.5 million at the end of 1Q18. Customer and commercial financing and advances from customers finished 1Q18 roughly in line with the levels at the end of 2017, at US$ 15.9 million and US$ 944.8 million, respectively.

Intangibles decreased slightly, from US$ 1,882.4 million at the end of 2017 to US$ 1,877.9 million, as a result of amortization expense which was higher in the quarter than the net development expenditures booked in 1Q18. Property, plant, and equipment ended 1Q18 at US$ 2,075.2 million, compared to US$ 2,104.9 million at the end of 2017.

5

Total Backlog

Considering all deliveries as well as firm orders obtained during the period, the Company’s firm order backlog ended 1Q18 at US$ 19.5 billion. The quarter marks the first time that backlog for the Services & Support segment is included in the consolidated figure. At the end of 1Q18, the backlog for Services & Support totaled US$ 1.7 billion, of which US$ 0.3 billion in services contracts was already included in the backlog figures for Embraer’s other business segments and was moved to Services & Support backlog in this quarter.

segment Results

The Commercial Aviation segment represented 38.3% of consolidated revenues in 1Q18 versus 46.1% of revenues in 1Q17, due to a decline in deliveries in the quarter resulting in a 20.9% drop in revenues on a year-over-year basis. The portion of Executive Jets revenues also fell, from 16.8% in 1Q17 to 12.9% in 1Q18, with the year-over-year decline in deliveries yielding a 27.1% reduction in revenues to US$ 127.8 million. The Defense & Security segment reported a 62.9% increase in revenues in 1Q18 as compared to 1Q17, and its portion of total Company revenues grew from 14.3% in 1Q17 to 24.4% in 1Q18. This quarter marks the first period in which Embraer is reporting the Services & Support business as a separate segment. Revenues for Services & Support grew 4.0% year-over-year to US$ 239.0 million, representing 24.1% of the Company’s consolidated revenues in 1Q18. Other segment revenues were 0.3% of consolidated revenues in 1Q18.

					in millions of U.S.dollars
NET REVENUES	(1)		(1)		(1)
BY SEGMENT	4Q17 *	%	1Q17 *	%	1Q18%
Commercial Aviation	660.2	38.2	480.1	46.1	379.7	38.3
Executive Jets	606.7	35.1	175.4	16.8	127.8	12.9
Defense & Security	230.5	13.3	148.9	14.3	242.5	24.4
Services & Support	222.9	12.9	229.8	22.0	239.0	24.1
Others	8.7	0.5	8.2	0.8	3.0	0.3
Total	1,729.0	100.0	1,042.4	100.0	992.0	100.0
(1) Derived from unaudited financial information.
* Restated

6

Commercial Aviation

In 1Q18, Embraer delivered a total of 14 commercial jets, as shown below:

DELIVERIES	4Q17	1Q17	1Q18
Commercial Aviation	23	18	14
EMBRAER 175	14	16	11
EMBRAER 190	5	-	3
EMBRAER 195	4	2	-

Throughout the first quarter, Embraer achieved important milestones in the E-Jets E2 development program. The company announced final results from flight tests confirming that the aircraft’s performance is better than its original specification and is even more efficient than other single aisle aircraft. The E190-E2 proved to be 1.3% better than initially expected in terms of fuel consumption, which represents a 17.3% improvement when compared to the current generation E190.

Other key program targets where the E190-E2 obtained better results than initially expected include lower levels of external noise and emissions, better takeoff performance, longer maintenance intervals and shorter pilot transition training time.

In late February, only 56 months after program launch, Embraer received the Type Certificate for the E190-E2 from the Brazilian Civil Aviation Agency (Agência Nacional de Aviação Civil – ANAC), the FAA (Federal Aviation Administration) and EASA (European Aviation Safety Agency). It is the first time that an aircraft program with the level of complexity of the E2 has received a type certificate from three major certification authorities simultaneously.

During the quarter, Embraer welcomed Urumqi Air as a new operator of the E190 in China. On March 25th, Urumqi Air completed its first fight with the 104-seat configured E190.

At the end of 1Q18, the backlog and cumulative deliveries for Commercial Aviation were as follows:

COMMERCIAL AVIATION	Firm Orders	Options	Total	Deliveries	Firm Backlog
BACKLOG
E170	191	5	196	190	1
E175	603	150	753	511	92
E190	592	44	636	549	43
E195	169	1	170	164	5
E175-E2	100	100	200	-	100
E190-E2	74	97	171	-	74
E195-E2	106	90	196	-	106
TOTAL E-JETS	1,835	487	2,322	1,414	421

Executive JETS

The Executive Jets segment delivered 8 light and 3 large jets, totaling 11 aircraft in 1Q18.

DELIVERIES	4Q17	1Q17	1Q18
Executive Aviation	50	15	11
Light Jets	32	11	8
Large Jets	18	4	3

7

In the first quarter, Embraer delivered the first Phenom 300E business jet, after receiving its type certificate from the FAA, EASA and the Brazilian Civil Aviation Agency. The new light jet model was launched — and debuted — at the 2017 National Business Aviation Association’s (NBAA) event in October 2017. The new aircraft is designated “E” for “Enhanced” in reference to its entirely redesigned cabin and the addition of the industry leading nice® HD CMS/IFE (Cabin Management System/In Flight Entertainment) by Lufthansa Technik. The Phenom 300, the new model’s successful predecessor, has been the best-selling and most delivered light business jet for the last six years.

Additionally in the first quarter, Embraer delivered the first Legacy 450 to a Brazilian customer. The Legacy 450 has been revolutionizing the mid-cabin executive jets category with full fly-by-wire technology, providing unprecedented flight experience. Furthermore, the Legacy 450 offers superior cabin comfort, featuring a stand-up cabin with a flat floor and best-in-class cabin altitude.

Defense & security

During 1Q18, the flight test campaign of the multi-mission medium airlifter KC-390 progressed towards final certification with the two prototypes (001 and 002) exceeding a cumulative 1,600 flight hours. The serial-production of the KC-390 continued to progress with the assembly of aircraft numbers 003, 004 and 005. Embraer expects to receive the KC-390´s Final Operational Capability Certification in the second half of 2018 when first the delivery is also scheduled to happen.

Regarding the A-29 Super Tucano Program, Embraer delivered two aircraft in the quarter to an undisclosed customer. The aircraft will be used for tactical and advanced training as well as light attack and ISR (Intelligence, Surveillance and Reconnaissance) missions.

Also in 1Q18, the last unit of five Phenom100 aircraft was delivered to Affinity Flying Training Services. These aircraft are operated under the Military Flying Training System of the United Kingdom’s Ministry of Defense in order to provide initial multi-engine training to the UK’s Armed Forces pilots.

With respect to aircraft modernization programs, Embraer delivered the second F-5BR of the third batch to the Brazilian Air Force. The program, called F-5BR, is focused on performing structural and electronics upgrades for F-5 fighter jets.

Atech successfully completed the implementation of the first fixed command and control and air traffic management center for an African nation. During the air traffic management WATM 2018 congress in Madrid, Spain, Atech launched its new family of products dedicated to Air Traffic Control and Management solutions, called Makron. In addition, the qualification phase (QR2) of the mission system for the Brazilian Navy´s H225M helicopters was also completed.

During the quarter, Brazil’s Border Protection System (SISFRON) performed the tests of its Signal Receiver (COMINT) that is scheduled for field implementation in 2Q18. The delivery of tactical communications systems continued, increasing the operational capacity of the military organizations involved in the project.

Finally, Visiona Tecnologia Espacial assisted in the operation and validation of the Brazilian geostationary satellite (SGDC). The system is evolving as planned and the installation of the VSAT ground stations has already begun.

services & support

As previously anticipated, Embraer has started to report Services & Support as a separate business unit in the 2018 earnings results. Embraer Services & Support comprises Embraer’s proven global services and support organization consisting of more than 2,500 staff worldwide and an award-winning network of 87 owned and authorized service centers, complemented by two 24/7 Contact Centers at its headquarters in Brazil. The global team supports 1,700 customers, who operate a fleet of more than 5,600 Commercial, Executive and Defense aircraft. Over US$ 1 billion in spare parts and components are strategically distributed among 24 warehouses across five continents. Beginning in 1Q18, Embraer is reporting the Services and Support as a separate reporting segment. The Company's published guidance for the Services & Support segment estimates the revenues from the business unit to be between US$ 900 million to US$ 1 billion in 2018.

8

In January, Embraer and Widerøe, the largest regional airline in Scandinavia and launch customer for the E190-E2, reached an agreement on a Flight Hour Pool Program for the airline’s E2 fleet. This is the first contract of its kind signed for the E-Jets E2, Embraer´s second generation of the E-Jets family of commercial aircraft. The agreement will cover more than 300 key rotable components for the airline’s E190-E2 fleet.

DISCUSSIONS WITH BOEING

In 2017, Embraer commenced discussions with Boeing regarding a possible business combination. The Company already has active partnerships in various areas with Boeing, including engineering, as well as ecological, social and cultural projects.

The negotiations are ongoing. Embraer and Boeing are analyzing potentially viable structures for the business combination, which may include the creation of a new jointly owned entity for the Commercial Aviation segment.  This structure would not contemplate the Defense & Security segment and, possibly, the Executive Aviation segment, which would remain exclusively with Embraer. Any business combination between the Company and Boeing would be subject to the approval of the Brazilian Federal Government, Brazilian and international regulators, Boeing and Embraer. The Company cannot assure that a business combination with Boeing will materialize.

class action UPDATE

In August, 2016, a putative securities class action was filed in a U.S. court against the Company and certain of its former and current executives, asserting claims in connection with allegedly false and misleading statements and omissions concerning the FCPA investigation and related matters. In October, 2016, a federal Court in New York appointed a lead plaintiff and a leading counsel for the putative class action. In December 2016, lead plaintiff filed an amended complaint. In March 30, 2018 the Court granted the motion to dismiss filed by the Company. Such decision is subject to appeal. At this time the Company believes that there is no adequate basis for estimating provisions related to this matter.

9

restated 2017 results for new accounting rules

Please see below selected information from the restated quarterly results for the adoption of IFRS 15 (Revenue from Contracts with Customers) and IFRS 9 (Financial Instruments) on January 1, 2018.

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)

	31 Mar, 2017 *	30 Jun, 2017 *	30 Sep, 2017 *	31 Dec, 2017 *	31 Mar, 2018
Revenue	1,042.4	1,771.2	1,296.4	1,729.0	992.0
Cost of sales and services	(868.7)	(1,455.8)	(1,054.3)	(1,384.4)	(810.2)

Gross profit	173.7	315.4	242.1	344.6	181.8
Operating Income (Expense)
Administrative	(42.6)	(39.7)	(47.8)	(49.0)	(44.3)
Selling	(72.9)	(79.7)	(78.7)	(87.7)	(71.3)
Research	(8.2)	(9.3)	(14.2)	(17.5)	(9.8)
Other operating income (expense), net	(9.3)	(9.2)	(52.7)	(131.3)	(29.7)
Equity in gain or losses of associates	(0.1)	-	(0.1)	1.4	(0.3)

Operating profit before financial income	40.6	177.5	48.7	60.5	26.4
Financial expenses, net	(4.7)	(11.5)	1.7	(21.6)	(44.9)
Foreign exchange gain, net	6.9	(7.1)	4.9	1.9	0.4

Profit (loss) before taxes on income	42.8	158.9	55.3	40.8	(18.1)
Income tax (expense) income	12.2	(86.9)	45.9	2.8	7.9

Net Income (loss)	55.1	72.1	101.2	43.6	(10.2)
Attributable to:
Owners of Embraer	53.2	61.7	99.9	41.2	(12.3)
Noncontrolling interest	1.9	10.4	1.3	2.4	2.1
* Restated

ADJUSTED EBIT RECONCILIATION	1Q17 *	2Q17 *	3Q17 *	4Q17 *	1Q18
Operating profit before financial income (EBIT)	40.6	177.5	48.7	60.5	26.4
Provision for voluntary redundancy scheme	7.6	(1.2)	-	-	-
Impact of penalty provision	-	3.5	3.6	3.1	-
Non-recurring items related to Republic Airways	-	(11.7)	-	(11.5)	-
Impairment loss Defense and security business	-	-	-	8.7	-
Impairment loss Executive Jet business	-	-	-	54.2	-
Adjusted EBIT	48.2	168.1	52.3	115.0	26.4
Adjusted EBIT Margin %	4.6%	9.5%	4.0%	6.7%	2.7%
* Restated

ADJUSTED NET INCOME (LOSS) RECONCILIATION	1Q17 *	2Q17 *	3Q17 *	4Q17 *	1Q18
Net Income (loss) attributable to Embraer	53.2	61.7	99.9	41.2	(12.3)
Net change in Deferred income tax & social contribution	(17.8)	69.9	(44.8)	(22.2)	(12.3)
After-tax provision for voluntary redundancy scheme	5.0	(0.8)	-	-	-
Impact of penalty provision	-	3.5	3.6	3.1	-
After-tax Non-recurring items related to Republic Airways	-	(7.7)	-	(7.6)	-
After-tax Defense and security business impairment loss	-	-	-	5.7	-
After-tax Executive Jet business impairment loss	-	-	-	35.8	-
Adjusted Net Income	40.4	126.5	58.7	56.0	(24.6)
Adjusted Net Margin	3.9%	7.1%	4.5%	3.2%	-2.5%
* Restated

10

Reconciliation OF IFRS and “non gaap” information

		in millions of U.S.dollars		We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS.
EBITDA RECONCILIATION	(1)	(1)	(1)
LTM* (IFRS)	2017 **	1Q17 **	1Q18
Net Income Attributable to Embraer	255.9	131.7	190.5
Noncontrolling interest	16.0	1.5	16.2
Income tax income (expense)	25.9	20.6	30.3
Financial income, net	36.1	55.7	76.3
Foreign exchange loss, net	(6.6)	(22.7)	(0.1)
Depreciation and amortization	315.4	328.7	306.1
EBITDA LTM	642.7	515.4	619.2
(1) Derived from unaudited financial information.
* Last Twelve Months
** Restated

 In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure.

Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

		in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(1)	(1)
	4Q17 *	1Q17 *	1Q18
Net Income (loss) attributable to Embraer	41.2	53.2	(12.3)
Noncontrolling interest	2.4	1.9	2.1
Income tax (expense) income	(2.8)	(12.2)	(7.9)
Financial income, net	21.6	4.7	44.9
Foreign exchange loss, net	(1.9)	(6.9)	(0.4)
Depreciation and amortization	87.6	72.4	63.1
EBITDA	148.1	113.0	89.5
EBITDA Margin	8.6%	10.8%	9.0%
(1) Derived from unaudited financial information.
* Restated

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

11

ADJUSTED EBIT RECONCILIATION	(1)	(1)	(1)
	4Q17 *	1Q17 *	1Q18
Operating profit before financial income (EBIT)	60.5	40.6	26.4
Provision for voluntary redundancy scheme	-	7.6	-
Impact of penalty provision	3.1	-	-
Non-recurring items related to Republic Airways	(11.5)	-	-
Impairment loss Defense and security business	8.7	-	-
Impairment loss Executive Jet business	54.2	-	-
Adjusted EBIT	115.0	48.2	26.4
Adjusted EBIT Margin %	6.7%	4.6%	2.7%
(1) Derived from unaudited financial information.
* Restated

in millions of U.S.dollars
ADJUSTED EBITDA RECONCILIATION	(1)	(1)	(1)
	4Q17 *	1Q17 *	1Q18
EBITDA	148.1	113.0	89.5
Provision for voluntary redundancy scheme	-	7.6	-
Impact of penalty provision	3.1	-	-
Non-recurring items related to Republic Airways	(11.5)	-	-
Impairment loss Defense and security business	8.7	-	-
Impairment loss Executive Jet business	54.2	-	-
Adjusted EBITDA	202.6	120.6	89.5
Adjusted EBITDA Margin %	11.7%	11.6%	9.0%
(1) Derived from unaudited financial information.
* Restated

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables above.

		in millions of U.S.dollars
ADJUSTED NET INCOME (LOSS) RECONCILIATION	(1)	(1)	(1)
	4Q17 *	1Q17 *	1Q18
Net Income (loss) attributable to Embraer	41.2	53.2	(12.3)
Net change in Deferred income tax & social contribution	(22.2)	(17.8)	(12.3)
After-tax provision for voluntary redundancy scheme	-	5.0	-
Impact of penalty provision	3.1	-	-
After-tax Non-recurring items related to Republic Airways	(7.6)	-	-
After-tax Defense and security business impairment loss	5.7	-	-
After-tax Executive Jet business impairment loss	35.8	-	-
Adjusted Net Income	56.0	40.4	(24.6)
Adjusted Net Margin	3.2%	3.9%	-2.5%
(1) Derived from unaudited financial information.
* Restated

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

12

Some Financial Ratios based on “non GAAP” information

CERTAIN FINANCIAL RATIOS - IFRS	(1)	(1)	(1)
	4Q17 *	1Q17 *	1Q18
Total debt to EBITDA (i)	6.53	9.08	6.76
Net debt to EBITDA (ii)	0.48	1.71	1.23
Total debt to capitalization (iii)	0.50	0.52	0.50
LTM EBITDA to financial expense (gross) (iv)	2.78	2.32	2.67
LTM EBITDA (v)	642.7	515.4	619.2
LTM Interest and commissions on loans (vi)	231.5	222.6	232.3
(1) Derived from unaudited financial information.
* Restated

(i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.
(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

13

FINANCial statements

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)
		(1)
	Three months ended on
	31 Dec, 2017 *	31 Mar, 2017 *	31 Mar, 2018
Revenue	1,729.0	1,042.4	992.0
Cost of sales and services	(1,384.4)	(868.7)	(810.2)

Gross profit	344.6	173.7	181.8
Operating Income (Expense)
Administrative	(49.0)	(42.6)	(44.3)
Selling	(87.7)	(72.9)	(71.3)
Research	(17.5)	(8.2)	(9.8)
Other operating income (expense), net	(131.3)	(9.3)	(29.7)
Equity in gain or losses of associates	1.4	(0.1)	(0.3)

Operating profit before financial income	60.5	40.6	26.4
Financial expenses, net	(21.6)	(4.7)	(44.9)
Foreign exchange gain, net	1.9	6.9	0.4

Profit (loss) before taxes on income	40.8	42.8	(18.1)
Income tax (expense) income	2.8	12.2	7.9

Net Income (loss)	43.6	55.1	(10.2)
Attributable to:
Owners of Embraer	41.2	53.2	(12.3)
Noncontrolling interest	2.4	1.9	2.1

Weighted average number of shares (in thousands)
Basic	734.3	735.2	733.3
Diluted	734.9	736.3	734.3

Earnings (losses) per share
Basic	0.0561	0.0723	(0.0168)
Diluted	0.0561	0.0722	(0.0168)

Earnings (losses) per share - ADS basic (US$)	0.2245	0.2893	(0.0671)
Earnings (losses) per share - ADS diluted (US$)	0.2243	0.2889	(0.0670)
(1) Derived from unaudited financial statements.
* Restated

14

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)
		(1)
	Three Months Ended
	31 Dec, 2017 *	31 Mar, 2017 *	31 Mar, 2018
Operating activities
Net income (loss)	43.6	55.1	(10.2)
Items not affecting cash and cash equivalents
Depreciation	45.5	50.0	42.9
Government grants amortization	(1.1)	(0.8)	(0.8)
Amortization	52.1	28.0	24.2
Amortization contribution from suppliers	(10.0)	(5.6)	(4.0)
Allowance for inventory obsolescence	0.8	1.2	1.4
Provision for adjustment to market value	84.7	3.1	10.3
Provision (reversal) allowance for doubtful accounts	6.4	5.3	(3.7)
Gains (losses) on fixed assets disposal	5.5	(0.1)	3.8
Deferred income tax and social contribution	(22.2)	(17.8)	(12.3)
Accrued interest	(45.1)	6.3	6.1
Interest over marketable securities	(15.7)	(2.9)	(7.8)
Equity in the losses of associates	(1.5)	0.1	0.3
Share-based remuneration	0.1	0.2	0.1
Foreign exchange gain (loss), net	4.5	(4.9)	7.0
Residual value guarantee	0.5	(8.1)	2.3
Provision for voluntary redundancy scheme	-	7.6	-
Other	6.7	(1.4)	(2.1)
Changes in assets
Financial investments	132.0	(503.6)	629.5
Derivative financial instruments	15.7	(13.2)	(0.7)
Collateralized accounts receivable and accounts receivable	(27.3)	(26.5)	(139.6)
Customer and commercial financing	0.6	0.2	0.6
Inventories	344.2	(196.7)	(309.9)
Other assets	65.0	67.5	(47.2)
Changes in liabilities
Trade accounts payable	40.9	(58.1)	69.0
Non-recourse and recourse debt	(17.4)	2.5	3.0
Other payables	(22.5)	22.0	35.5
Contribution from suppliers	-	86.0	67.0
Advances from customers	43.4	(13.6)	(7.4)
Taxes and payroll charges payable	(21.9)	(4.6)	(30.6)
Financial guarantees	(2.9)	(19.8)	(7.5)
Other provisions	13.0	(9.2)	16.1
Unearned income	4.3	(16.6)	(16.8)
Net cash generated (used) by operating activities	721.9	(568.4)	318.5
Investing activities
Additions to property, plant and equipment	(76.4)	(52.5)	(39.7)
Proceeds from sale of property, plant and equipment	0.2	18.0	-
Additions to intangible assets	(125.1)	(117.1)	(80.2)
Investments in associates	(0.1)	(0.1)	(1.0)
Proceeds from held to maturity securities	55.6	20.4	(145.5)
Loans	-	-	-
Dividends Received	-	0.1	-
Restricted cash reserved for construction of assets	(0.6)	4.5	-
Net cash used in investing activities	(146.4)	(126.7)	(266.4)
Financing activities
Proceeds from borrowings	54.1	757.0	46.7
Repayment of borrowings	(115.6)	(273.9)	(66.2)
Dividends and interest on own capital	(10.7)	(9.3)	(18.2)
Proceeds from stock options exercised	0.8	3.8	2.4
Acquisition of own shares	-	-	-
Net cash generated (used) by financing activities	(71.4)	477.6	(35.3)
Increase (Decrease) in cash and cash equivalents	504.1	(217.5)	16.8
Effects of exchange rate changes on cash and cash equivalents	(5.8)	6.9	(0.1)
Cash and cash equivalents at the beginning of the period	772.5	1,241.5	1,270.8
Cash and cash equivalents at the end of the period	1,270.8	1,030.9	1,287.5
(1) Derived from unaudited financial statements.
* Restated

15

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)
	(1)	(1)
A S S E T S	As of December 31,	As of March 31,
	2017 *	2018
Current assets
Cash and cash equivalents	1,270.8	1,287.5
Financial investments	2,365.6	1,890.2
Trade accounts receivable, net	764.2	898.4
Derivative financial instruments	29.5	23.8
Customer and commercial financing	2.1	2.0
Collateralized accounts receivable	185.6	195.2
Inventories	2,148.7	2,480.4
Income tax and Social Contribution	76.9	101.5
Other assets	255.3	273.2
	7,098.7	7,152.2
Non-current assets
Financial investments	251.3	250.7
Derivative financial instruments	4.8	7.4
Customer and commercial financing	14.3	13.9
Collateralized accounts receivable	103.1	88.6
Guarantee deposits	393.8	396.9
Deferred income tax	2.4	4.9
Other assets	121.5	121.2
	891.2	883.6
Investments	5.6	6.2
Property, plant and equipment, net	2,104.9	2,075.2
Intangible assets	1,882.4	1,877.9
	3,992.9	3,959.3
TOTAL ASSETS	11,982.8	11,995.1
(1) Derived from unaudited financial information.
* Restated

16

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)
	(1)	(1)
LIABILITIES	As of December 31,	As of March 31,
	2017 *	2018
Current liabilities
Trade accounts payable	824.7	893.5
Loans and financing	388.9	438.0
Non-recourse and recourse debt	17.6	21.7
Other payables	292.2	321.0
Advances from customers	844.6	859.4
Derivative financial instruments	8.8	5.1
Taxes and payroll charges payable	70.7	45.4
Income tax and social contribution	16.1	10.4
Financial guarantee and residual value	22.2	35.9
Provisions	125.2	137.1
Dividends payable	36.8	23.3
Unearned income	164.0	148.1
	2,811.8	2,938.9
Non-current liabilities
Loans and financing	3,809.6	3,749.0
Non-recourse and recourse debt	346.5	345.3
Other payables	21.5	23.0
Advances from customers	104.1	85.4
Derivative financial instruments	0.1	-
Taxes and payroll charges payable	70.2	70.1
Deferred income tax and social contribution	258.2	248.2
Financial guarantee and residual value	134.6	115.8
Provisions	136.1	139.6
Unearned income	97.5	95.9
	4,978.4	4,872.3
TOTAL LIABILITIES	7,790.2	7,811.2
Shareholders' equity
Capital	1,438.0	1,551.6
Treasury shares	(51.8)	(47.2)
Revenue reserves	2,765.1	2,640.1
Share-based remuneration	37.3	37.4
Retained earnings (losses)	-	(7.6)
Accumulated Other Comprehensive Loss	(109.4)	(100.9)
	4,079.2	4,073.4
Non-controlling interest	113.4	110.5
Total company's shareholders' equity	4,192.6	4,183.9
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	11,982.8	11,995.1
(1) Derived from unaudited financial information.
* Restated

17

Investor Relations

Eduardo Couto, Chris Thornsberry, Caio Pinez, Nádia Santos, Paulo Ferreira and Viviane Pinheiro.

(+55 12) 3927 1000

investor.relations@embraer.com.br

ri.embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 1Q18 Results on Friday, April 27, 2018 at 11:30 AM (SP) / 10:30 AM (NY). The conference call will also be broadcast live over the web at ri.embraer.com.br

Conference ID: 8698725

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted International Dial-In Number: (708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

ABOUT EMBRAER

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit www.embraer.com.br

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2018

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer